

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 10, 2015

Via E-mail
Chris A. Raanes
Chief Executive Officer
ViewRay, Inc.
2 Thermo Fisher Way
Oakwood Village, OH 44146

> **Re: ViewRay, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 23, 2015**
> **File No. 333-207347**

Dear Mr. Raanes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 5, 2015 letter.

Corporate Information, page 5

1.   We note your response to prior comment 1. Please tell us who the "holders" are that received the shares for consideration of the merger. In this regard, please tell us whether any other pre-merger holders will be participating in this offering as selling security holders.

Management, page 122

2.   Please ensure you disclose the business experience of Mr. Keare during the past 5 years as required by Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 147

3.   We note your response to prior comment 6. However, if the director was a related party at the time of the transaction, it remains unclear how the information is not required to be disclosed under Item 404 of Regulation S-K. Please revise.

Exhibits Index

4.   It does not appear that you are eligible to incorporate by reference. Refer to General Instruction VII of Form S-1. Please revise.

        You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

                                        Sincerely,

                                        Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Mark V. Roeder, Esq.
        Latham & Watkins LLP